Exhibit 99.1

Amarin Corporation plc
Unaudited Condensed Consolidated Interim Financial Statements as of and for the six months ended June 30, 2008

Contents

Report of Independent Registered Public Accounting Firm	2
Unaudited Condensed Consolidated Income Statement	3
Unaudited Condensed Consolidated Balance Sheet	4
Unaudited Condensed Consolidated Cash Flow Statement	5
Unaudited Condensed Consolidated Statement of Changes in Shareholders’ Equity	6
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	7-16

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Amarin Corporation plc

We have reviewed the accompanying condensed consolidated balance sheet of Amarin Corporation plc and its subsidiaries as of June 30, 2008 and the related condensed consolidated statements of income and cash flows for each of the six-month periods ended June 30, 2008 and June 30, 2007, and the related condensed consolidated statement of changes in shareholders’ equity for the six-month period ended June 30, 2008. Management is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union. Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with International Standard on Review Engagements 2410 “Review of Interim Financial Information performed by the Independent Auditor of the Entity”. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters.  A review is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing (UK and Ireland) the objective of which is the expression of an opinion regarding the financial statements taken as a whole and, consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express such an opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information is not prepared in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting” as adopted by the European Union.

We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards of Auditing (UK and Ireland) the consolidated balance sheet of Amarin Corporation plc and its subsidiaries as of December 31, 2007, and the related consolidated statements of income, changes in shareholders’ equity, and of cash flows for the year then ended (not presented herein) and in our report dated May 19, 2008 , except for the effects of the restatement discussed in note 36 to the consolidated financial statements as to which the date is September 24, 2008, we expressed an unqualified opinion on those consolidated financial statements.  In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of June 30, 2008, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

PricewaterhouseCoopers

Chartered accountants and registered auditors
Dublin, Ireland
September 25, 2008

Unaudited Condensed Consolidated Income Statement for the six months ended June 30, 2008

	Notes	Six month period ended June 30, 2008 Unaudited US$’000	Six month period ended June 30, 2007 Unaudited US$’000

Revenue		-	-

Operating expenses
Research and development		(5,133)	(7,373)
Selling, general and administrative		(9,445)	(9,953)
Impairment of intangible assets	4	-	(8,784)

Operating loss		(14,578)	(26,110)
Finance income	14	7,027	1,200
Finance costs		(832)	-

Loss before tax		(8,383)	(24,910)
Income tax		430	486

Loss for the period attributable to equity holders of the parent		(7,953)	(24,424)

Basic loss per ordinary share	7	(0.47)	(2.66)*
Diluted loss per ordinary share	7	(0.47)	(2.66)*

The accompanying notes are an integral part of these interim financial statements.

*Restated for one-for-ten stock consolidation on January 18, 2008 whereby ten Ordinary Shares of £0.05 each became one Ordinary Share of £0.50 (see note 10 for further information).

Unaudited Condensed Consolidated Balance Sheet as at June 30, 2008
	Notes	As at June 30, 2008 Unaudited US$’000	As at December 31, 2007 Audited US$’000
ASSETS
Non-current assets
Property, plant and equipment		527	595
Intangible assets		19,916	19,916
Available for sale investment		11	15
Total non-current assets		20,454	20,526

Current assets
Current tax recoverable		1,256	1,704
Other current assets		1,500	1,721
Cash and cash equivalents		26,340	18,303
Total current assets		29,096	21,728

Total assets		49,550	42,254

LIABILITIES
Non-current liabilities
Borrowings	12	-	2,051
Derivative financial liability	13	1,493	2,108
Provisions	8	374	606
Other liabilities		30	36
Total non-current liabilities		1,897	4,801

Current liabilities
Trade payables		1,604	3,462
Accrued expenses and other liabilities		4,578	6,733
Other current derivative financial liabilities	14	1,910	-
Provisions	8	461	461
Total current liabilities		8,553	10,656

Total liabilities		10,450	15,457

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	10	25,928	12,942
Share premium	11	152,378	147,171
Share based payment reserve	9	16,877	14,931
Warrant reserve	11	9,918	10,823
Equity component of 8% convertible debt		145	145
Capital redemption reserve	10	27,633	27,633
Treasury shares		(217)	(217)
Foreign currency translation adjustment		(1,719)	(1,836)
Retained earnings		(191,843)	(184,795)
Total shareholders’ equity		39,100	26,797

Total shareholders’ equity and liabilities		49,550	42,254

The accompanying notes are an integral part of these interim financial statements.

Unaudited Condensed Consolidated Cash Flow Statement for the six months ended June 30, 2008

	Six month period ended June 30, 2008 US$’000	Six month period ended June 30, 2007 US$’000
Cash flows from operating activities
Loss after tax	(7,953)	(24,424)
Adjustments:
Depreciation of property, plant and equipment	119	84
Amortization of intangible assets	-	169
Impairment of intangible assets	-	8,784
Share based compensation	1,946	2,595
Effect of exchange rate changes on assets/liabilities and other items	122	121
Finance income on option	(6,309)	-
Interest expense	832	-
Interest received	(107)	(706)
Interest paid on finance leases	4	2
Decrease/(increase) in other current assets	221	(262)
Decrease in current liabilities	(2,103)	(580)
(Decrease)/increase in other liabilities	(2,057)	43
Decrease in provisions	(232)	(119)
Fair value gain on derivative financial liability through income statement	(615)	-
R&D tax credit	(428)	(486)
Cash expended on operating activities	(16,560)	(14,779)
Tax refund	876	743
Net cash outflow from operating activities	(15,684)	(14,036)

Cash flows from investing activities
Interest received	107	706
Purchase of property, plant and equipment	(38)	(406)
Net cash inflow from investing activities	69	300

Cash flows from financing activities
Proceeds from issue of share capital	30,000	4,310
Expenses on issue of share capital	(3,588)	(254)
Repayment of convertible debt	(2,750)	-
Repayment of finance lease	(6)	(6)
Net cash inflow from financing activities	23,656	4,050

Net increase/(decrease) in cash and cash equivalents	8,041	(9,686)

Cash and cash equivalents at beginning of period	18,303	36,802
Effect of exchange rate changes on cash and cash equivalents	(4)	494

Cash and cash equivalents at end of period	26,340	27,610

The accompanying notes are an integral part of these interim financial statements.

Unaudited Condensed Consolidated Statement of Changes in Shareholders’ Equity

	Share capital US$’000	Share premium US$’000	Share based payment reserve US$’000	Warrant reserve US$’000	Equity component of 8% convertible debt US$’000	Capital redemption reserve US$’000	Treasury shares US$’000	Foreign currency translation reserve US$’000	Fair value investment reserve US$’000	Retained earnings US$’000	Total US$’000
At January 1, 2007	7,990	139,313	4,824	10,009	-	27,633	(217)	(1,261)	-	(149,723)	38,568
Share issues	701	3,909	-	-	-	-	-	-	-	-	4,610
Share issuance costs	-	(254)	-	-	-	-	-	-	-	-	(254)
Share-based compensation	-	-	2,595	-	-	-	-	-	-	-	2,595
Warrant issue/(exercise)	-	(302)	-	313	-	-	-	-	-	-	11
Strike off of subsidiary	-	(2,728)	-	-	-	-	-	-	-	2,728	-
Fair value of investments	-	-	-	-	-	-	-	-	6	-	6
Recognized income and expense:
Fair value of warrants	-	-	-	292	-	-	-	-	-	-	292
Foreign currency translation adjustment	-	-	-	-	-	-	-	(665)	-	-	(665)
Net loss recognized directly in equity	-	-	-	292	-	-	-	(665)	-	-	(373)
Loss for the period	-	-	-	-	-	-	-	-		(24,424)	(24,424)
Total recognized income and expense	-	-	-	292	-	-	-	(665)	-	(24,424)	(24,797)

At June 30, 2007	8,691	139,938	7,419	10,614	-	27,633	(217)	(1,926)	6	(171,419)	20,739

Share issues	4,251	10,123	-	-	-	-	-	-	-	-	14,374
Share issuance costs	-	(694)	-	-	-	-	-	-	-	-	(694)
Share-based compensation	-	-	7,512	-	-	-	-	-	-	-	7,512
Warrant issue/exercise	-	(2,196)	-	209	-	-	-	-	-	-	(1,987)
Fair value of investments	-	-	-	-	-	-	-	-	(6)	-	(6)
Equity component of 8% convertible debt	-	-	-	-	145	-	-	-	-	-	145
Recognized income and expense:
Foreign currency translation adjustment	-	-	-	-	-	-	-	90	-	-	90
Net (loss)/income recognized directly in equity	-	-	-	-	-	-	-	90	-	-	90
Loss for the period	-	-	-	-	-	-	-	-	-	(13,376)	(13,376)
Total recognized income and expense	-	-	-	-	-	-	-	90	-	(13,376)	(13,286)

At December 31, 2007	12,942	147,171	14,931	10,823	145	27,633	(217)	(1,836)	-	(184,795)	26,797
Share issues	12,986	17,014	-	-	-	-	-	-		-	30,000
Share issuance costs	-	(3,588)	-	-	-	-	-	-	-	-	(3,588)
Share-based compensation	-	-	1,946	-	-	-	-	-	-	-	1,946
Fair value of option	-	(8,219)	-	-	-	-	-	-	-	-	(8,219)
Expiration of warrants	-	-	-	(905)	-	-	-	-	-	905	-
Recognized income and expense:
Foreign currency translation adjustment	-	-	-	-	-	-	-	117	-	-	117
Net (loss)/income recognized directly in equity	-	-	-	-	-	-	-	117	-	-	117
Loss for the period	-	-	-	-	-	-	-	-	-	(7,953)	(7,953)
Total recognized income and expense	-	-	-	-	-	-	-	117	-	(7,953)	(7,836)

At June 30, 2008	25,928	152,378	16,877	9,918	145	27,633	(217)	(1,719)	-	(191,843)	39,100

The accompanying notes are an integral part of these interim financial statements.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

1.           Going Concern

At June 30, 2008, Amarin had a cash balance of $26.3 million. In May, 2008, we announced a private placement of Ordinary Shares for up to $60.0 million. The first tranche of $30.0 million was received in May 2008 and the second tranche of $30.0 million is forecast to follow in the next 12 months. Based upon current business activities, the directors forecast Amarin having sufficient cash to fund operations for at least the next 12 months from September 25, 2008. The directors therefore believe that it is appropriate that these financial statements are prepared on a going concern basis. This basis of preparation assumes that the Group will continue in operational existence for the foreseeable future.

2.           Basis of preparation

These unaudited Condensed Consolidated Interim Financial Statements (“interim financial statements”) as of and for the six months ended June 30, 2008 and 2007 have been prepared in accordance with International Accounting Standard (IAS) 34, “Interim financial reporting”, as adopted by the European Union and as issued by the International Accounting Standards Board. They do not include all of the information required for full annual financial statements, and should be read in conjunction with our Consolidated Financial Statements as at and for the full year ended December 31, 2007 filed on Form 20-F/A with the SEC on September 24, 2008.

The Consolidated Financial Statements are presented in U.S. Dollars rounded to the nearest thousand, being the functional and presentation currency of the Parent Company. They are prepared on the historical cost basis of accounting as modified by the revaluation of available-for-sale financial assets and derivative financial liabilities at fair value through profit or loss.

3.	Accounting Policies

The accounting policies applied in these interim financial statements are the same as those applied by Amarin in its Consolidated Financial Statements as at and for the year ended December 31, 2007, filed on Form 20-F/A with the SEC on September 24, 2008.

4.            Exceptional operating expenses

	Six months ended June 30
	2008	2007
	Total	Total
	$’000	$’000
	Unaudited	Unaudited
Impairment of intangible assets	-	(8,784)

On April 24, 2007, we announced top-line results from Amarin’s two Phase III trials of AMR 101 to treat HD. Study data at 6 months showed no statistically significant difference in either study between AMR 101 and placebo with regard to the primary and secondary endpoints. While AMR 101 may have potential value in HD, central nervous system disorders and other therapeutic indications, due to the results of the Phase III trials, it was deemed appropriate to write off the AMR 101 intangible asset.

5.           Segment Information

For management purposes the Group is organized into two principal operating divisions based on the geographic operations of the Group: U.K. and Ireland, and Rest of World.  The information in the table below is based on the origin of each segment’s activities. Segmental results include items directly attributable to each territory as well as those that can be allocated on a reasonable basis.

Six months ended June 30, 2008 (unaudited)
	U.K. & Ireland $’000	Rest of world $’000	Total $’000
Segment revenue	-	-	-

Segment operating loss	(14,036)	(542)	(14,578)

Finance income	7,022	5	7,027
Finance expense	(832)	-	(832)

Loss before tax	(7,846)	(537)	(8,383)
Tax benefit	430	-	430

Net (loss)	(7,416)	(537)	(7,953)

Six months ended June 30, 2007 (unaudited)
	U.K. & Ireland $’000	Rest of world $’000	Total $’000
Segment revenue	-	-	-

Segment operating loss	(26,110)	-	(26,110)

Finance income	1,200	-	1,200
Finance expense	-	-	-

Loss before tax	(24,910)	-	(24,910)
Tax benefit	486	-	486

Net (loss)	(24,424)	-	(24,424)

6.           Taxation

At June 30, 2008, the taxation credit of $430,000 relates to a research and development tax credit due on the operations of Amarin Neuroscience Limited. During the six months ended June 30, 2007 $486,000 was due in respect of the research and development tax credit.

7.           Loss per share

Basic loss per share for the six months ended June 30, 2008 is calculated on the loss on ordinary activities after taxation of $7,953,000 (June 30, 2007:  loss of $24,424,000) and on 17,047,000 Ordinary Shares (June 30, 2007:  9,172,000 Ordinary Shares), being the weighted average number of Ordinary Shares in issue and ranking for dividend during the period, less treasury shares in issue during the period.  None of the Group's contingently issuable shares were dilutive as they would have decreased the loss per share in all periods.

8.           Provisions for liabilities and charges

	Onerous lease	National insurance	Total
	$’000	$’000	$’000
At January 1, 2007	151	119	270
Charged to the income statement	957	—	957
Released to the income statement	(41)	(119)	(160)
At December 31, 2007	1,067	—	1,067
Released to the income statement	(232)	—	(232)
At June 30, 2008	835	—	835

At June 30, 2008 provisions due within one year was $461,000 (December 31, 2007: $461,000). Provisions greater than one year was $374,000 (December 31, 2006: $606,000).

At December 31, 2007 it was decided to vacate our premises at Curzon Street, London. We are obliged to pay rent, service charges and rates to the end of the lease which expires on March 20, 2010. We have fully provided for these costs.

In December 2005 we had a lease at a premises in Ely, Cambridgeshire which became onerous. We are obliged to pay rent, service charges and rates to the end of the lease which expires in November 2014. We have fully provided for costs to February 2011, at which time we expect to sub-lease the property at full market value.

The provision for employer’s National Insurance contributions relates to amounts due on the exercise of certain share options held by employees which will accumulate over the vesting period of the relevant options. Due to the decline in the share price during the period, there is no provision for National Insurance at June 30, 2008.

9.           Share-based compensation

The Company grants share options under the Amarin Corporation plc 2002 Stock Option Plan. The options are granted at fixed prices equal to the market value of our shares on the date of grant. The terms and conditions of the stock option plan are disclosed in our 2007 Annual Report on Form 20-F/A. Further grants of share options on similar terms were made to employees and consultants during the six months ended June 30, 2008. The operating loss includes a non-cash charge of $1,946,000 for the period ended June 30, 2008 in respect of share-based compensation. The period to date charge is split $1,388,000 and $558,000 between selling, general and administration and research and development respectively. The corresponding figure for the period ended June 30, 2007 is $2,595,000. The charge for the period to June 30, 2007 is split $2,009,000 and $586,000 between selling, general and administration and research and development respectively.

The weighted average fair value of options granted during the six months ended June 30, 2008 and 2007 were $2.12 and $1.71, respectively.

A summary of the status of the Company’s non-vested options as of June 30, 2008 and changes during the six months ended June 30, 2008, is presented below:
	Options	Weighted average grant date fair value $
Non-vested at January 1, 2008	564,178	14.67
Granted	1,675,000	2.12
Vested	(122,866)	15.17
Lapsed	(10,334)	5.76
Non-vested at June 30, 2008	2,105,978	4.70

Employee stock options generally vest over a three year service period. Employee stock options are equity settled. Compensation expense recognized for all option grants is net of estimated forfeitures and is recognized over the awards’ respective requisite service periods. The fair values relating to all options granted were estimated on the date of grant using the Binomial Lattice option pricing model. Expected volatilities are based on historical volatility of our stock and other factors, such as implied market volatility. This is based on analysis of daily price changes over a four year measurement period from the period end, June 30, 2008. We used historical exercise data based on the age at the grant of the option holder to estimate the option’s expected term, which represents the period of time that the options granted are expected to be outstanding. The risk free rate for periods within the contractual life of the option is based on the US Treasury yield curve in effect at the time of grant. We recognize compensation expense for the fair values of those awards which have graded vesting on an accelerated recognition basis.

The following assumptions were used to estimate the fair values of options granted:

	Six months to June 30, 2008 Unaudited	Six months to June 30, 2007 Unaudited
Options granted at the market price risk free interest rate (percentage)	2.81%	4.58%
Expected life (in years)	4	4
Volatility (percentage)	115%	95%
Expected forfeiture rate (percentage)	5%	5%
Dividend yield	-	-
Forced exercised rate (percentage)	10%	10%
Minimum gain for voluntary exercise rate (percentage)	33%	33%
Voluntary early exercise at a minimum gain rate (percentage)	50%	50%

During the six months ended June 30, 2008, and June 30, 2007 all options were granted at the market price.

10.           Called-up share capital and capital redemption reserve

Issued	Called up “Series A” Preference Share Capital* $’000 Unaudited	Called-up Ordinary Share Capital $’000 Unaudited	Capital Redemption Reserve $’000 Unaudited

At January 1, 2008	-	12,942	27,633
Increase in share capital	-	12,986	-

At June 30, 2008	-	25,928	27,633

* On May 16 we issued 8 £0.50 “Series A” Preference Shares for a nominal value of $8.

Authorized	June 30, 2008 $’000 Unaudited	December 31, 2007 $’000 Audited

1,559,144 Ordinary Shares of £0.50 each (December 31, 2007: 1,559,144 Ordinary Shares of £0.50 each)	125,319	125,319
440,855,854 Preference shares of £0.05 each (December 31, 2007: 440,855,934 Preference shares of £0.05 each)	40,566	40,566
8 “Series A” Preference shares of £0.50 each (December 31, 2007: nil “Series A” Preference shares at £0.50 each)	-	-

At June 30, 2008	165,885	165,885

Allotted, called up and fully paid
27,046,716 Ordinary Shares of £0.50 each (December 31, 2007: 13,905,737 Ordinary Shares of £0.50 each)	25,928	12,942
8 “Series A” Preference shares of £0.50 each (December 31, 2007: nil “Series A” Preference shares at £0.50 each)	-	-

Share consolidation
On January 18, 2008, our Ordinary Shares were consolidated on a one-for-ten basis whereby ten Ordinary Shares of £0.05 each became one Ordinary Share of £0.50. Unless otherwise specified, all shares and share related information (such as per share information) in these interim financial statements have been adjusted to give effect to this one-for-ten Ordinary Share consolidation.

Issue of share capital
In January 2008 the Company issued 97,500 Ordinary £0.50 Shares pursuant to an agreement with ProSeed Capital Holdings.

In May 2008 the Company issued 13,043,479 Ordinary £0.50 Shares in consideration for $30,000,000 (nominal value $12,889,000) to institutional investors and certain current and former directors, the proceeds of which will be used to fund the combined operations of the Amarin Group.

The investors also have an option to participate in a further financing for up to $30,000,000 upon the completion of certain business milestones (see note 11 for further information).

The “Series A” Preference Shares
On May 16, 2008, pursuant to articles 5 and 6 of the articles of association, the board of directors resolved that:

•	80 of the £0.05 Preference Shares be consolidated and divided into 8 Preference Shares with a nominal value of £0.50 each; and
•
the Preference Shares with a nominal value of £0.50 each to be issued and allotted to subscribers shall be known as "Series A Preference Shares" and shall be issued with the rights, and subject to the restrictions and limitations, set out in forms 128(1) and 128(4) filed with Companies House in the U.K. in May 2008.

Eight Series A Preference Shares were issued to certain investors in the first tranche of a two-tranche private placement in May 2008.

Pursuant to the rights of the Series A Preference Shares, the consent of the holders of at least two-thirds of the Series A Preference Shares is required to increase the number of members on our Board to more than eight (8) or, after the time the additional director described below is required to be added to the Board, to more than nine (9).  Holders of the Series A Preference Shares are entitled to elect four (4) members to our Board (the “Series A Directors”).  In voting for the Series A Directors other than at a general meeting of shareholders, the voting power of the Series A Preference Shares will be determined pro rata among the holders thereof based on each such holder’s ownership of Ordinary Shares as a percentage of all Ordinary Shares owned by the Series A Holders.  In voting for the Series A Directors at a general meeting, each holder of Series A Preference Shares will be entitled to a number of votes equal to (x) five (5) times the number of Ordinary Shares then outstanding times (y) such holder’s percentage ownership of all the Ordinary Shares owned by the Series A Holders.  Except as described herein, the Series A Preference Shares do not entitle holders thereof to vote at general meetings of shareholders.

If an additional director who is mutually acceptable to the directors who are not Series A Directors, on the one hand, and the majority of the Series A Directors, on the other hand, is not appointed to the Board by August 22, 2008 or such a mutually acceptable director ceases to serve on the Board and is not replaced within 60 days, then the holders of the Series A Preference Shares will be entitled to elect a fifth Series A Director to serve until replaced by such a mutually acceptable director.

The majority of the Series A Directors also have the right to approve the composition of any committee of the Board, so long as such committee has an equal number Series A Directors and directors who are not Series A Directors.  Consent of the majority of the Series A Directors will be required in order to change the quorum necessary for transaction of business by the Board to any number other than six (6), comprising three (3) Series A Directors and three (3) directors who are not Series A Directors.

Each holder of Series A Preference Shares has a right of first refusal to purchase its pro rata share of any offering by us of Ordinary Shares or other capital stock, or securities convertible or exchangeable therefor, on the same terms as the other investors participating in such offering, subject to certain exceptions (which include issuances pursuant to approved option plans or, in certain cases, our existing equity line of credit).

The Series A Preference Shares will be automatically converted into Ordinary Shares at a rate one Ordinary Share per Series A Preference Share if the holders of the Series A Preference Shares (including affiliates) cease to hold 33% of the Ordinary Shares purchased by them in the first and second tranches of the private placement or if the second tranche thereof is not funded and, if the second tranche is funded, as to any holder thereof that does not fund its pro rata share of such second tranche.

The consent of the holders of at least two-thirds of the Series A Preference Shares is required to issue any additional Series A Preference Shares, amend or alter the rights of the Series A Preference Shares, amend or alter certain of our Articles of Association if the effect thereof would be adverse or inconsistent with the specific rights of the Series A Preference Shares or authorize any additional equity securities which would have the effect of amending, altering or granting rights identical or superior to the specific rights of the Series A Preference Shares.

The Series A Preference Shares are not redeemable and rank pari passu with our Ordinary Shares with respect to dividends and rights on our liquidation, winding-up and dissolution.

11.           Share premium account and warrants reserve

	Warrants Reserve $’000	Share premium account $’000
January 1, 2008	10,823	147,171
Premium on share issue	-	17,014
Share issue costs	-	(3,588)
Fair value of option	-	(8,219)
Expiration of warrants	(905)	-
June 30, 2008	9,918	152,378

May financing
In May 2008 the Company issued 13,043,479 Ordinary £0.50 Shares in consideration for $30,000,000 (nominal value $12,889,000) to institutional investors and certain current and former directors (“the first tranche”). The investors also have an option to participate in a further financing for up to $30,000,000 (“the second tranche”) upon the completion of certain business milestones (“the option”).

Under IAS 39, "Financial Instruments: recognition and measurement", the option granted to the investors to subscribe for additional shares is an embedded derivative as proceeds received under the first tranche and is attributable to the option to participate in the second tranche.  As a result, the proceeds of the first tranche is split between equity and the option.  This option was valued at $8,219,000 on May 13, 2008, the date the Group entered into an agreement with the relevant investors, and is accounted for as a derivative financial liability.  Any movement in the fair value of the option from the date of the financing to each reporting date is recognised as a gain or loss in finance income in the income statement until the option is exercised or lapsed. If the shares are actually issued under the second tranche, the company will account for the proceeds received from the issue of the shares as share capital, and transfer the derivative financial liability to share premium, reflecting the deemed cost of this option and the new shares. In the event that the option lapses or is exercised, no income statement effect will arise.

12.           Borrowings

On December 4, 2007, the company entered into an agreement to issue $2,750,000 8% convertible debentures. Under the agreement, mandatory redemption occurs if a financing takes place. The fair value of the liability component was valued at $2,051,000 at December 31, 2007. In May 2008, the Group raised gross proceeds of $30,000,000 as part of a private placement of Ordinary Shares. As a result of the May financing we settled in full the outstanding amount on the convertible debentures.

13.  Derivative financial liability

Derivative financial liability $’000
Derivative financial liability in respect of warrants at December 31, 2007	2,108
Fair value gain on derivative financial liability during the six months to June 30, 2008	(615)

Derivative financial liability in respect of warrants at June 30, 2008	1,493

In December 2007 we issued certain warrants as part of a registered direct offering. Under IAS 32 “Financial instruments: presentation” and IAS 39 “Financial measurement: recognition and measurement” warrants are required to be classified as a derivative financial liability if the exercise price of the warrants is variable. As a result of the price adjustment clause in the December 2007 warrants agreement, the exercise price of the warrants issued are variable and are therefore recognized as a derivative financial liability. Any movement in the fair value of the warrants from each reporting date is recognized as finance income or finance expense in the income statement and the carrying value of the derivative financial liability is adjusted accordingly.

The fair value of the derivative financial liability at June 30, 2008 and December 31, 2007 was $1,493,000 and $2,108,000 respectively. The movement in the fair value of the derivative financial liability in the period of $615,000 is recognized in finance income.

The following assumptions were used to estimate the fair values of the warrants granted:

	June 30, 2008	December 31, 2007
Share price	$1.89	$2.60
Risk free interest rate (percentage)	3.245%	3.441%
Volatility (percentage)	113%	114%
Contractual life	5 years	5 years
Remaining contractual life	4.43 years	4.93 years
Dividend yield	—	—

The approach used to value the warrants uses a share price modeling technique with Monte Carlo simulation. Expected future risk neutral share price distributions were developed using the Monte Carlo technique. These were used to calculate the expected payoffs to the warrant holders, based on their contractual terms. These payoffs were then discounted to present value to estimate their fair value. Expected volatilities are based on historical volatility of our stock and other factors, such as implied market volatility.  This is based on analysis of daily price changes over a five year measurement period from the date of December 31, 2007 and the period ended June 30, 2008. The risk free rate for periods within the contractual life of the warrant is based on the U.S. Treasury yield curve in effect at the time of grant.

Warrant re-pricing

During the six months to June 30, 2008 the Company re-priced warrants issued pursuant to the December 2007 Equity Financing and Convertible Debt transaction.

There is a price adjustment clause in the December 2007 warrant agreement which provides that if, at any time prior to December 6, 2009, the Company issues Ordinary Shares, securities convertible into American Depository Shares (“ADSs”) or Ordinary Shares, warrants to purchase ADSs or Ordinary Shares, or options to purchase any of the foregoing to a third party (other than any Exempt Issuance) at a price that is less than, or converts at a price that is less than $3.66 (such lesser price, the “Down-round Price”), then the Exercise Price shall be adjusted to equal 130% of the Down-round Price.

On May 16, 2008, Amarin raised gross proceeds of $30,000,000 in the first tranche of a private placement of equity at a share price of $2.30 per Ordinary Share. As $2.30 is below the Down-round Price, the initial warrant exercise price has been adjusted from $4.80 to $2.99.

14.  Other current derivative financial liabilities

As described above, Amarin completed a private placement of Ordinary Shares to institutional investors and certain current and former directors in May 2008 (“the first tranche”). The investors have an option to participate in a further financing (“the second tranche”) dependent on the Company achieving certain business milestones (“the option”). The amount subscribed for in the first tranche is split between an equity component and an option to subscribe for an additional amount up to $30,000,000 (see note 11 for further information).

The option was valued at $8,219,000 on May 13, 2008, the date of the SPA and $1,910,000 at June 30, 2008. During the six months to June 30, 2008 we recognized a gain of $6,309,000 in finance income, being the movement in the fair value of the option from the date of the financing to June 30, 2008.

The fair value of the option at June 30, 2008 to acquire additional shares has been calculated by the company using a Monte Carlo Option Pricing Model.

The following assumptions were used to estimate the fair value of the option:
	At June 30, 2008 $’000 Unaudited	At May 13, 2008 $’000 Unaudited
Share price	$1.89	$2.63
Share price volatility	73%	90%
Risk free interest rate	2.1%	2.2%
Dividend yield	-	-
Expected period before share are issued	0.42 years	0.55 years

15.  Post balance sheet events

There were no material events that occurred after the balance sheet date.